                                  FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

(Mark One)

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [Fee required]
For the fiscal year ended              December 31, 1994
                         --------------------------------------------

                                       OR

[   ]   TRANSITION REPORT PURSUANT To SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 (No fee required)
For the transition period from                   to
                              -------------------  -------------------


Commission file number   0-17575
                      -------------



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                CHEMPOWER, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                                     (ESOP)




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                CHEMPOWER, INC.
                         807 East Turkeyfoot Lake Road
                                  Akron, Ohio
                                     44319

                                CHEMPOWER, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                                     INDEX




                                                                                         PAGE
                                                                                        NUMBER
                                                                                        ------

 ITEM 4.    FORM 5500 FINANCIAL STATEMENTS, prepared in
            accordance with the requirements of ERISA.
            (The plan is not subject to the audit requirements of ERISA)................    1


 NOTES To FORM 5500 FINANCIAL STATEMENTS................................................   2-4


 TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE
   OF PLAN ASSETS.......................................................................    5


 SIGNATURES.............................................................................    6


 EXHIBITS:

 CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS....................................    7

CHEMPOWER, INC.  EMPLOYEE STOCK OWNERSHIP PLAN
FORM 5500 FINANCIAL STATEMENTS


CURRENT VALUE OF PLAN ASSETS AND LIABILITIES:

                                                                     December 31
                                                                   1993       1994
                                                                   ----       ----
                              Assets
        Receivables......................................        $ 40,000    $ 40,000
        corporate equity instruments.....................         119,678     172,098
                                                                 --------    --------
        Net assets.......................................        $159,678    $212,098
                                                                 ========    ========




PLAN INCOME, EXPENSES, AND CHANGES IN NET ASSETS:

                                                                      Year Ended
                                                                      December 31
                                                                         1994
                                                                      -----------
                        Income
        Noncash contributions...........................               $40,000
        Other income (unrealized appreciation)..........                24,819
                                                                       -------
          Total income..................................               $64,819

                       Expenses

        Total distribution of benefits and payments
          to provide benefits...........................                12,399
                                                                       -------
        Net income .....................................               $52,420
                                                                       =======

CHEMPOWER, INC.  EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FORM 5500 FINANCIAL STATEMENTS
December 31, 1994


(1)  Description of the Plan
     -----------------------
     The following is a general description of the Chempower, Inc. Employee Stock Ownership Plan (the "Plan"). Participants may refer to the Plan agreement for a more complete description of the Plan's provisions.

                (a)  General

                     The Plan became effective May 1, 1989. The Plan is a defined contribution plan covering eligible employees who have reached the age of 21, have completed one year of service, and are not covered by a collective bargaining agreement. There were 146 participants in the Plan as of December 31, 1994.

                     The Plan is administered by the Stock Plan Committee (composed of three members) appointed by the Board of Directors of Chempower, Inc. (the "Company").

                     Society National Bank (the "Trustee") became the sole trustee of the Plan in 1990.

                (b)  Contributions

                     Contributions provided to the Plan are made solely by the Company. The Company will contribute cash or shares of Company stock in such amounts as the Board of Directors shall determine for each plan year. Participants are not entitled to make any voluntary contributions of their own money to the Plan.

                (c)  Investment of Trust Assets

                     Trust assets will be invested by the Trustee primarily in the Company's common stock, which is traded on the NASDAQ National Market System under the symbol CHEM. The Trustee may also invest assets in such other investments as the committee deems desirable for the trust, or held temporarily in cash. The committee may direct that up to 100 percent of trust assets be held in the Company's stock.

                (d)  Participant Accounts

                     Company contributions and forfeitures are allocated to a separate account for each participant ("Participant

CHEMPOWER, INC.  EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FORM 5500 FINANCIAL STATEMENT -- continued
December 31, 1994


                       Account") on the last day of the Plan year. This is provided a participant has completed at least 1,000 hours of service during the Plan year, and was an employee on the last day of the Plan year. A participant's share of contributions and forfeitures is based on the ratio of the participant's compensation for the Plan year to the compensation of all other participants for such Plan year.

                  (e)  Vesting

                       The value of a participant's account will vest and belong to the participant in accordance with the following schedule:

                               Years Of Vested Service        Vested Percentage
                               -----------------------        -----------------
                                  Less than 3 years                   0%
                                       3 years                       20%
                                       4 years                       40%
                                       5 years                       60%
                                       6 years                       80%
                                       7 years                      100%

                       Participants who attain age sixty-five, become totally and permanently disabled, or die while participating in the Plan become 100 percent vested in the value of their Participant Account.

                  (f)  Distributions

                       Distributions are made to participants or their benefi-ciaries only at the time of the participant's retirement, total and permanent disability, death, or termination of employment. In limited circumstances, account withdrawals may be made for financial hardship in accordance with Internal Revenue Service guidelines for such withdrawals. Distributions to a participant will be made in whole shares of the Company's stock, cash, or a combination of both.

                 (g)   Forfeitures

                       Participants who leave the employ of the Company before they are entitled to the full share of their Participant Account forfeit the non-vested portion of their trust assets.

                 (h)   Administrative Fees and Expenses

                       Administrative fees and expenses are paid by the Company.

CHEMPOWER, INC.  EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FORM 5500 FINANCIAL STATEMENT -- continued
December 31, 1994


(2)  Significant Accounting Policies
     -------------------------------
     The accounting records of the Plan are maintained on an accrual basis, whereby interest and dividends, if any, are recognized as earned, and expenses, if any, are recorded as incurred.

     Investments in the Company's stock are held in trust by the Trustee, and such investments and changes therein have been reported to the Plan as having been determined through current market values. Cost is based on the purchase price of stock held. Common stock is valued at the last reported sales price on the last business day of the Plan year.

(3)  Federal Income Taxes
     --------------------
     The Internal Revenue Service, in a determination letter dated August
     25, 1989, has ruled that the Plan is a qualified plan under Sections 401(a) and 4975(e)(7) of the Internal Revenue Code. Thus, contributions made by the Company and earnings received by the trust would not be taxable to the participants. However, distributions are subject to federal income taxes based upon the amount and nature of the distributions.

(4)  Investments
     -----------
     Plan assets held in trust for the years ended December 31, 1994 and 1993 were as follows:

                                            Shares                    Market
                                             Held         Cost        Value
                                            -----         ----        -----
                  December 31, 1994 --
                     Common Stock of
                      Chempower Inc.        44,385       $184,210     $172,098

                  December 31, 1993 --
                    Common Stock of
                     Chempower, Inc.        35,417       $159,456     $119,678

(5)  Plan Termination
     ----------------
     The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan agreement, it may do so at any time by action of the Board of Directors.
     In the event of such termination, each participant will receive 100 percent of the amount in their Participant Account. Since this is an individual account plan, the Pension Benefit Guaranty Corporation does not guarantee any benefits.

CHEMPOWER, INC.  EMPLOYEE STOCK OWNERSHIP PLAN
TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS
Plan Year Ended December 31, 1994




                                                                     Current Value
                                                                      of Asset on
  Identity of           Description of      Purchase    Cost of      Transaction
Party Involved              Asset            Price       Asset           Date
--------------          --------------      --------    -------      ------------
Chempower, Inc.         Chempower, Inc.
                        Common Stock--
                        11,035 shares       $40,000     $40,000        $40,000

SIGNATURES

  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 CHEMPOWER, INC.
                                          EMPLOYEE STOCK OWNERSHIP PLAN
                                                 (Name of Plan)



Date  August 11, 1995                           /s/    Toomas J. Kukk
    ------------------                         -------------------------------
                                                       Toomas J. Kukk
                                                Chairman - Stock Plan Committee
                                                       (Administrator)





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